# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VanEck ETF Trust, CIK 0001137360
CUSIP: 92189H730
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 666 THIRD AVENUE, 9TH FLOOR, 666 THIRD AVENUE, 9TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001078013-26-000011
Filed by CIK 0001078013

## Reporting persons
- GREAT LAKES ADVISORS, LLC

## Item 1. Issuer
Name of issuer: VanEck ETF Trust
Address of issuer's principal executive offices: 666 THIRD AVENUE, 9TH FLOOR, 666 THIRD AVENUE, 9TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: Great Lakes Advisors, LLC
Address of principal business office or, if none, residence:
231 S. LaSalle St. 4th Floor
Chicago, IL 60604
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1073895.00
Percent of class: 10.4%
Sole power to vote or to direct the vote: 1073895.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1073895.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GREAT LAKES ADVISORS, LLC: James Stewart, Managing Director - Compliance (11/13/2026)